UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September	2020

Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-240142).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Base Indenture dated as of September 18, 2020

99.2	Supplemental Indenture dated as of September 18, 2020 relating to Shopify’s senior notes due 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	September 21, 2020	By:	/s/ Joseph A. Frasca
			Name:	Joseph A. Frasca
			Title:	Chief Legal Officer and Corporate Secretary